

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

<u>Via E-mail</u>
Mr. Thomas W. Schneider
President and Chief Executive Officer
Pathfinder Bancorp, Inc.
214 West First Street
Oswego, New York 13126

Re: **Pathfinder Bancorp, Inc.**
Form S-1
Filed June 11, 2014
File No. 333-196676

Dear Mr. Schneider:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>Risk Factors, page 19</u>

1. Please revise the risk factor on page 19 relating to commercial real estate and commercial loans to disclose the percentage for each type, commercial real estate and commercial loans instead of the combined percentage. In addition, revise to add a separate risk factor for the increasing levels of commercial and commercial real estate loans and disclose the amounts and percentage of the total portfolio for 2012, 2013 and the interim period in 2014.

2. Please revise the risk factor on page 23 relating to the Series B preferred stock to quantify the annual dividend amount under current rates and under elevated rates that take effect in 2016.

3. Please revise the risk factor on page 29 relating to the risk that after the offering the trading market for your stock may not be active to disclose that the current market for your stock is not active.

4. Consistent with Item 503(c) and Securities Act Release No. 33-7497, please add a risk factor relating to the risks related to the fact that after the offering your directors and executive officers will own between 15 percent and 17 percent of your shares and discuss the extent to which they will also have the ability to vote other shares through the employee benefit plans and 401(k) saving plan and as a result will have a measure of control over you.

Competition, page 75

5. Noting that your competitors in your market area include JPMorgan Chase and KeyBank, please revise the section to disclose your "competitive position" in terms of assets in your market area as required by Item 101(c)(1)(x).

Syndicated Offering, page 140

6. We note your statement in the first paragraph on page 141 that you will conduct sweep arrangements and delivery versus payment settlement consistent with "then-existing guidance and interpretations" of Rules 10-b9 and 15c2-4. Please disclose how under current guidance and interpretations, you plan to conduct the offering. More specifically, please provide a more detailed, chronological timeline of the DVP portion of the syndicated community offering from receipt of indication of interest through the closing of the offering, showing details such as when funds are placed in a segregated account, when sale of the minimum number of shares is calculated and when closing occurs. Please also discuss the operation of the deposit account which will hold funds submitted in payment for shares subscribed or ordered in this aspect of the conversion offering.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at (202) 551-3294 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney